Exhibit 12.1

LIONBRIDGE TECHNOLOGIES, INC.

STATEMENT REGARDING COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

(dollar amounts in thousands except for ratio)

	Year Ended December 31,
	2005		2006	2007	2008	2009
Income (loss) before income taxes per statements of income	(1,658)		975	779	(120,302)	(4,192)

Add:
Fixed charges	6,059		14,161	11,508	10,330	7,572
Income (loss) as adjusted	4,401		15,136	12,287	(109,972)	3,380

Fixed charges:
Portion of rents representative of interest factor	3,193		5,591	5,915	6,281	5,618
Interest on indebtedness	2,556		7,712	5,403	3,872	1,777
Accretion of discount on debt and deferred financing costs	310		858	190	177	177

Fixed charges	6,059		14,161	11,508	10,330	7,572
Ratio of earnings to fixed charges *	(a	)	1.1	1.1	(a )	(a	)

*	Earnings is calculated by adding income (loss) before income taxes per statements of income and fixed charges. The ratio of earnings to fixed charges is then calculated by dividing earnings by fixed charges.

All amounts associated with our unrecognized tax benefits have been excluded.

(a)	Due to the registrant’s loss in 2005, 2008 and 2009, the ratio coverage was less than 1:1. The registrant would have needed to generate additional earnings in those years of $1.7 million, $120.3 million, and $4.2 million, respectively, in order to cover the deficiency.